EXHIBIT 21.1
List of Subsidiaries of Red Cat Holdings, Inc.

Name of Subsidiaries	Jurisdiction
Red Cat Propware, Inc.	Nevada
Skypersonic, Inc.	Michigan
Blue Ops, Inc.	Nevada
Teal Drones, Inc.	Delaware
FW Acquisition, Inc.	Nevada
UAVPatent Corp.	Nevada